Exhibit (a)(13)

FOR IMMEDIATE RELEASE

Investor Relations: Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Media Relations: Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Issues Response Document Further Detailing Inadequacy of Royalty Pharma's Revised Offer

Royalty Pharma's Revised Offer Grossly Undervalues Elan's Tysabri and Cash Value alone

Royalty Pharma's Revised Offer - Misleading and Simplistic1

Dublin, Ireland – June 3, 2013 – Elan Corporation, plc (NYSE: ELN) today issued a formal response document in respect of the Echo Pharma Acquisition Limited (Royalty Pharma) revised offer made on May 23, 2013. The response document is available on Elan’s website at www.elan.com.

The response document details why Elan believes Royalty Pharma’s current offer of $12.50 per share substantially undervalues Elan, and how Elan’s recently announced transactions further widen the gap between Royalty Pharma’s undervalued offer and the fair value of Elan shares.

The following are the key points from the response document:

Tysabri and Cash Value: Royalty Pharma’s offer is not in the best interests of Elan’s shareholders:

•	Royalty Pharma’s Offer Substantially Undervalues Elan: The value of Tysabri’s long term high margin cash flow is far in excess of Royalty Pharma’s $12.50 current offer. Elan’s interest in Tysabri plus its net cash alone is worth between $15.50 - $20.80[2,3,4] Royalty Pharma’s published estimates for Tysabri substantially discounts royalties after 2020, which makes no sense whatsoever, particularly as revenues from Tysabri are expected to grow long after that, and Tysabri has patent protection through 2024. Royalty Pharma’s $12.50 bid currently undervalues these assets by up to $4.3 billion.[5]

•	Royalty Pharma Deliberately Misleads Investors Regarding Tysabri Valuation: Elan believes that the recently completed Tysabri transaction significantly enhanced the overall value of its interest in Tysabri, and has never suggested that the $3.25 billion upfront payment received in the transaction with Biogen represented 50% of its rights to Tysabri. Such an assumption by Royalty Pharma is misleading, and a simplistic attempt to grossly overstate the supposed “premium” it is offering for Elan's Tysabri royalties.[6]

•	Royalty Pharma Hand-Picked Pessimistic Analyst Projections: Elan has presented its growth projections based on a consensus of twenty-five leading pharma industry analysts who believe that Tysabri’s 2012-2016 revenue compounded annual growth rate will be in the range of 11% to 16% CAGR.[7,8] Royalty Pharma selected only the most pessimistic analysts to fit its claims rather than analyst consensus views, in an obvious attempt to undermine Elan’s growth projections[9], which are based on sound fundamentals and comprehensive analysis.

•	Tysabri is a Highly Valuable Asset in a Large and Growing Therapeutic Category: Tysabri serves the global multiple sclerosis market – a large and growing product category – and is expected to generate cash flows for another decade and potentially far longer, as it has patent protection through 2024 and its clinical and product characteristics make the threat of generic competition de minimis.[10] Based on Wall Street consensus estimates for Tysabri’s 2012-2016 revenue compounded annual growth rate (CAGR), Tysabri would bring Elan between $484 million and $611 million in annual Tysabri royalties alone by 2016, which will be shared directly with Elan’s shareholders through the 20% dividend.[11,12,13]

•	Shareholders Face Significant Harm if Royalty Pharma Reaches >50% Threshold[14]: If Royalty Pharma surpasses its 50% acceptance threshold but does not achieve 90% acceptance, it may leave remaining shareholders in a publicly traded, illiquid minority “stub” that will be run for the benefit of Royalty Pharma private investors – NOT Elan shareholders. In fact, Royalty Pharma will be free to discontinue the Tysabri dividend, and it will likely not continue Elan management’s commitment to capital return and long-term shareholder value creation[15].

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•	Royalty Pharma’s Offer is Not in the Best Interests of Elan’s Shareholders:[16] Royalty Pharma is a private investment firm whose business model is all about buying assets on the cheap and generating value for their private investors. The Royalty Pharma revised offer is no more than a calculated attempt to acquire Elan at a substantial discount at the expense of our shareholders. In reality, it seems that Royalty Pharma is unwilling to compensate Elan’s shareholders for Elan’s long-term cash flow [17].

Elan’s announced transactions are all value accretive, and widen the existing gap between Royalty Pharma’s inadequate offer and the fair value of Elan’s shares:18

•	Royalty Pharma’s Claims Directly Contradict the Facts:[19] Elan has worked on transforming its business in a consistent and purposeful manner for nearly a decade, and its recently announced transactions are in line with its previously stated strategy to prudently diversify risk in terms of assets, molecules, therapeutic areas and geographies.

•	Theravance Provides Access to Significant and Global Respiratory Business: Theravance aligns Elan with GSK, the respiratory market leader[20], and allows Elan to benefit from four late stage and very high quality respiratory programs. The transaction will have no integration challenges and will have a near-term positive P&L impact, given the approval of the first product[21] and a PDUFA date in December 2013 for the second product[22]. Elan expects returns from this transaction to be meaningfully above its cost of capital.[23]

•	AOP Orphan Is a Fully Integrated High Growth Orphan Pharmaceuticals Business: AOP Orphan offers a strong regional and commercial platform in high growth markets and multiple late stage orphan disease opportunities in an infrastructure-light structure. The targeted regional platform has a diversified and self-financed pipeline for optionality and business risk diversification.

•	Speranza Therapeutics will Exclusively Focus on ELND005 Development: The divestiture of the ELND005 asset to an independent company, Speranza Therapeutics Limited, eliminates the operating expenses associated with the drug's development (estimated 2013 costs of approximately $80 million), while maintaining a share of the valuable potential upside.

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•	Elan Has Track Record for Capital Structure Discipline: Elan announced its plan for an additional $200 million share repurchase program – on top of the $1 billion buyback already completed and the dividends linked directly to Tysabri and Theravance royalties – thus demonstrating its commitment to a consistent and systematic return of capital to shareholders.

Elan’s formal response document in respect of the revised Royalty Pharma offer made on May 23, 2013, has been published in accordance with the Irish Takeover Rules and the United States tender offer rules. As previously advised, the Board of Elan has unanimously, and without reservation, rejected the revised offer by Royalty Pharma. Shareholders are strongly advised to take no action in relation to the offer.

A copy of the response document, which is being posted to Elan shareholders today, is available at www.elan.com and is also available for inspection, during normal business hours, until the offer lapses in accordance with its terms (or is declared unconditional in all respects), at the offices of A&L Goodbody, IFSC, North Wall Quay, Dublin 1, Ireland.

Elan’s financial advisors are Davy Corporate Finance, Citigroup, Morgan Stanley and Ondra Partners. Its legal advisors are A&L Goodbody and Cadwalader, Wickersham and Taft LLP.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

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Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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1 Opinion of the Board of Elan

2 Before the deduction of operating expenses

3 The Tysabri valuation is calculated pre-deduction of operating expenses. The value range does not include any of Elan’s other current assets such as ELDN005, Prothena, Proteostasis, JAI, or the new strategic transactions scheduled for approval at the EGM on June 17, 2013.

4 On April 24, 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between $170-190m, of which $150m was expected to be cash with the remainder non-cash. As outlined on May 20, 2013, included in this guidance was approximately $80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by $35-40m for FY13 (representing approximately a half year impact of reduced operating costs). Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not in a position to update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable.  The level of operating expenses required to run the Elan business in the future would be expected to reflect the changed nature, and lighter infrastructure of that business. In this regard, as an example, PDL Biopharma, a US based, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, had operating expenses of $25m in FY12. For illustrative purposes, every $25m of operating expense would have a $0.55/share impact and $75m, a $1.70/share impact on the value of the Tysabri royalty stream.

5 Based on "street" consensus estimates for worldwide Tysabri Revenues through 2020E from the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Jefferies,  JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair.

6 Opinion of the Board of Elan.

7 Based on "street" consensus estimates for worldwide Tysabri Revenues through 2016E from the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Jefferies, JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair.

8 16% estimate based on Berenberg Bank estimates for worldwide Tysabri sales from report issued by it on May 14, 2013.

9 Opinion of the Board of Elan.

10 Opinion of the Board of Elan.

11 See endnote 4

12 16% estimate based on Berenberg Bank estimates for worldwide Tysabri sales from report issued by it on May 14, 2013.

13 Elan’s announcement dated March 4, 2013 “Elan Announces Further Unlocking of Value to Benefit Shareholders".

14 Opinion of the Board of Elan.

15 Opinion of the Board of Elan.

16 Opinion of the Board of Elan.

17 Opinion of the Board of Elan.

18 Opinion of the Board of Elan.

19 Opinion of the Board of Elan.

20 Bank of America Merrill Lynch company update on GlaxoSmithKline, ‘Respiratory pivots approaching’ dated February 28,  2013.

21 Theravance announcement dated May 10, 2013; “BREO(TM) ELLIPTA(TM) Gains US Approval for the Treatment of COPD”.

22 GSK and Theravance announcement re FDA acceptance of New Drug Application (NDA) submission in the US for ANORO ELLIPTATM for COPD issued Tuesday 19 February 2013

23 Opinion of the Board of Elan.

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